SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)

Malvern Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

561409103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, Suite 100
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,240
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 91,240
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 64,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,958
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,958
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 237,423
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 237,423
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.11%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 448,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 448,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of  the 448,649 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $6,532,742, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,633,828 Shares outstanding, which is the total number of Shares outstanding as of August 10, 2022 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022.

A.	SAL

(a)	As of the close of business on December 15, 2022, SAL beneficially owned 91,240 Shares.

       Percentage: Approximately 1.20%.

(b)	1. Sole power to vote or direct the vote: 91,240

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 91,240

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

B.	SIP

(a)	As of the close of business on December 15, 2022, SIP beneficially owned 76,466 Shares.

                               Percentage: Approximately 1.00%.

(b)	1. Sole power to vote or direct the vote: 76,466

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 76,466

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 15, 2022, SIPII beneficially owned 100,773 Shares.

Percentage: Approximately 1.32%.

(b)	1. Sole power to vote or direct the vote: 100,773

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 100,773

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 15, 2022, SIPIII beneficially owned 26,268 Shares.

Percentage: Approximately 0.34%.

(b)	1. Sole power to vote or direct the vote:26,268

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 26,268

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

E.	LSBK

(a)	As of the close of business on December 15, 2022, LSBK beneficially owned 60,184 Shares.

Percentage: Approximately 0.79%.

(b)	1. Sole power to vote or direct the vote: 60,184

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 60,184

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 15, 2022, Broad Park beneficially owned 64,760 Shares.

Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 64,760

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 64,760

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 15, 2022, Chewy beneficially owned 28,958 Shares.

Percentage: Approximately 0.38%.

(b)	1. Sole power to vote or direct the vote: 28,958

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 28,958

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

H.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 76,466 Shares owned by SIP and the 100,773 Shares owned by SIPII, and (ii) as the trading advisor of LSBK, may be deemed the beneficial owner of the 60,184 Shares owned by LSBK.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 237,423 Shares.

Percentage: Approximately 3.11%.

(b)	1. Sole power to vote or direct the vote: 237,423

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 237,423

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

I.	JBRC

(a)	JBRC, as a co-general partner of SIPIII, may be deemed the beneficial owner of the 26,268 Shares owned by SIPIII.

Percentage: Approximately 0.34%.

(b)	1. Sole power to vote or direct the vote: 26,268

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 26,268

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 561409103

J.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 91,240 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 76,466 Shares owned by SIP and the 100,773 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, a co-general partner of SIPIII, may be deemed the beneficial owner of the 26,268 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK, may be deemed the beneficial owner of the 60,184 Shares owned by LSBK, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 64,760 Shares owned by Broad Park, and the 28,958 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 448,649 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.88%.

(b)	1. Sole power to vote or direct the vote: 448,649

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 448,649

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

        An aggregate of 448,649 Shares, constituting approximately 5.88% of the Shares outstanding, are reported by the Reporting
        Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 6, 2022, Reporting Person Lawrence Seidman entered into the First Amendment to Services and Consulting Agreement with the Issuer. This First Amendment Pursuant to the Agreement, extended the term of the March 2, 2021 Services and Consulting Agreement to September 30, 2022 .  A copy of this agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On November 14, 2022, Reporting Person Lawrence Seidman entered into the Second Amendment to Services and Consulting Agreement with the Issuer. This Second Amendment Pursuant to the Agreement, extended the term of the January 2, 2022 Services and Consulting Agreement to September 30, 2023.  A copy of this agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

The foregoing Agreements are qualified in its entirety by reference to the full text of the Agreements which are included as Exhibit 99.4 and Exhibit 99.5 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

                              99.4    First Amendment to Services and Consulting Agreement, dated January 6, 2022, entered into by Seidman and the Issuer.

                              99.5   Second Amendment to Services and Consulting Agreement, dated November 14, 2022, entered into by Seidman and the Issuer.

Signature Page to Malvern Bancorp, Inc. Schedule 13D Amendment No. 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2022	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 561409103

Exhibit 99.4
FIRST AMENDMENT TO SERVICES AND CONSULTING AGREEMENT
This FIRST AMENDMENT (this “Amendment”), dated as of January 6, 2022, to the SERVICES AND CONSULTING AGREEMENT, dated as of March 2, 2021 (the “Agreement”), by and between Malvern Bancorp, Inc., a Pennsylvania corporation (“Malvern”) and Lawrence B. Seidman, an individual (“Consultant”, and together with Malvern, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement.
WHEREAS, the Term of the Agreement expired on September 30, 2021, and the Parties wish to extend the Term, effective as of September 30, 2021, for one additional year.
NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed by and between the Parties as follows:
1.	Section 1.2 of the Agreement is hereby amended and restated to read as follows:

Term of Agreement. Unless earlier terminated in accordance with the terms hereof, or extended by written agreement of the Parties, this Agreement will be in effect through September 30, 2022 (the “Term”).
2.	Except as expressly amended hereby, the Agreement shall otherwise remain unmodified and in full force and effect and is hereby ratified and confirmed by the Parties.

3.	This Amendment shall be governed by and construed in accordance with the laws of the State of
New Jersey without reference to principles of conflicts of law.

4.	This Amendment may be executed in any number of counterparts, including via electronic transmission, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first set forth above.
MALVERN BANCORP, INC.
/ss/ Joseph Gangemi
By:  Name: Joseph Gangemi
Title: Chief Financial Officer
CONSULTANT:
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, an individual

CUSIP No. 561409103

Exhibit 99.5

SECOND AMENDMENT TO SERVICES AND CONSULTING AGREEMENT

THIS SECOND AMENDMENT TO SERVICES AND CONSULTING AGREEMENT
(the “Second Amendment”), dated as of November 14, 2022, by and between Malvern Bancorp, Inc., a Pennsylvania corporation (“Malvern”) and Lawrence B. Seidman, an individual (“Consultant, and together with Malvern, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Agreement (as defined below).

WHEREAS, the Parties entered into that certain Services and Consulting Agreement dated March 3, 2021 (the “Agreement”), as amended by that certain First Amendment to Services and Consulting Agreement dated January 6, 2022 (the “First Amendment”);

WHEREAS, the Term (as defined below) of the First Amendment expired on September 30, 2022, and the Parties wish to extend the Term (as defined below), effective September 30, 2022, for one additional year.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed by and between the Parties as follows:

1.	Section 1.2 of the Agreement is hereby amended and restated to read as follows:

Term of Agreement. Unless earlier terminated in accordance with the terms hereof, or extended by written agreement of the Parties, this Agreement will be in effect through September 30, 2023 (the “Term”).

2.	Except as expressly amended hereby, the Agreement shall otherwise remain unmodified and in full force and effect and is hereby ratified and confirmed by the Parties.

3.	This Amendment shall be governed by and construed in accordance with the laws of the State of New Jersey without reference to principles of conflicts of law.

4.
This Amendment may be executed in any number of counterparties, including via electronic transmission, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Second Amendment to be executed as of the date first written above.
MALVERN BANCORP, INC.
/ss/ Joseph Gangemi
By:  Name: Joseph Gangemi Title: EVP & CFO
CONSULTANT:
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, an individual

CUSIP No. 561409103

SCHEDULE B

Entity	Transaction Date	Per Share	Sale Proceeds	Shares Sold
SAL	12/14/2022	17.6368	$250,560.53	-14,342
SAL	12/14/2022	17.5222	$252,204.10	-14,342
SAL	12/14/2022	17.5032	$286,136.10	-16,396
SAL	12/14/2022	17.5146	$255,201.79	-14,614
SAL	12/15/2022	17.4123	$40,763.10	-2,349
				-62,043

SIP	12/14/2022	17.6368	$134,850.07	-7,669
SIP	12/14/2022	17.5222	$133,971.22	-7,669
SIP	12/14/2022	17.5032	$169,673.57	-9,723
SIP	12/14/2022	17.5146	$138,663.20	-7,941
SIP	12/15/2022	17.4123	$54,669.99	-3,150
				-36,152

SIPII	12/14/2022	17.6368	$125,617.22	-7,144
SIPII	12/14/2022	17.5222	$124,798.53	-7,144
SIPII	12/14/2022	17.5032	$163,652.35	-9,378
SIPII	12/14/2022	17.5146	$129,494.49	-7,416
SIPII	12/15/2022	17.4123	$221,795.64	-12,776
				-43,858

SIPIII	12/14/2022	17.6368	$22,349.90	-1,272
SIPIII	12/14/2022	17.5222	$22,204.13	-1,272
SIPIII	12/14/2022	17.5032	$58,045.47	-3,327
SIPIII	12/14/2022	17.5146	$26,944.71	-1,544
SIPIII	12/15/2022	17.4123	$145,368.56	-8,374
				-15,789

LSBK	12/14/2022	17.6368	$149,411.61	-8,497
LSBK	12/14/2022	17.5222	$148,437.87	-8,497
LSBK	12/14/2022	17.5032	$63,892.16	-3,662
LSBK	12/14/2022	17.5146	$153,123.55	-8,769
				-29,425

Broad Park	12/14/2022	17.6368	$166,048.34	-9,443
Broad Park	12/14/2022	17.5222	$164,966.19	-9,443
Broad Park	12/14/2022	17.5032	$131,120.33	-7,514
Broad Park	12/14/2022	17.5146	$169,662.14	-9,716
				-36,116

Chewy	12/14/2022	17.6368	$28,698.58	-1,633
Chewy	12/14/2022	17.5222	$28,511.44	-1,633
				-3,266